

April 9, 2014

<u>Via E-mail</u>
Jason Morgan
Chief Financial Officer
Zoe's Kitchen, Inc.
5700 Granite Parkway
Granite Park Building #2, Suite 455
Plano, TX 75024

> **Re: Zoe's Kitchen, Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed April 8, 2014**
> **File No. 333-194457**

Dear Mr. Morgan:

We have reviewed your response to our prior comment letter to you dated April 7, 2014 and have the following additional comments.

<u>Capitalization, page 47</u>

1. Please revise your capitalization table to disclose your outstanding common shares on an actual, pro forma and pro forma as adjusted basis.

<u>Consolidated Balance Sheets, page F-3</u>

2. Please revise your consolidated balance sheet to disclose the number of shares that will be outstanding at December 31, 2013 on a pro forma basis

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>Via E-mail</u>
        Joshua N. Korff, Esq.